Exhibit 99.45

Formation Capital Corporation

Suite  1510 – 999 West Hastings Street

Vancouver, B.C. Canada V6C 2W2

Tel: 604.682.6229 Fx: 604.682-6205

Website:  www.formcap.com

Idaho Cobalt Project Drill Program Update

Vancouver, B.C., August 4, 2004, Formation Capital Corporation (FCO-TSX) (the Company) is pleased to provide an update on the Idaho Cobalt Project diamond drill program currently in progress.  The purpose of the 25,000 foot drill program is to develop additional reserves and resources, improve the knowledge of the ore zones and minimize development risk.  The budget for this program is just over $1,000,000.  Upon completion of the program and the receipt of all outstanding assays, an updated independent reserve audit will be conducted in conjunction with a National Instrument 43-101 compliant definitive feasibility study.

Previously defined diluted Proven & Probable Reserves and Inferred Resources for the project stand at 3,155,280 tons grading 0.609% cobalt, 0.45% copper and 0.019 ounces per ton gold which includes diluted Proven and Probable Reserves using a US$65 NSR cutoff of 1,257,543 tons grading 0.641% cobalt, 0.49% copper and 0.017 opt gold before mining losses.  The drill holes are designed to test the plunge of the main zone mineralization, the existing down dip inferred resources and add to the tons of measured and indicated material identified in the middle hanging-wall.  North and south strike extensions are also targeted for drill testing.

Drill holes R04-01 through R04-05 have been completed with holes R04-06 and 07 in progress.  To date 4,157 feet have been drilled.  Assay results have been returned for drill holes R04-01 through R04-03.  Drill holes R04-02 and 04 were abandoned prior to attaining target depth due to poor ground conditions encountered near surface.  The casing in drill hole R04-02 was left in place in order to return for a second attempt at attaining target depth.  Mr. George King, B.Sc., P.Geo., is the Qualified Person working directly on the project, as per National Instrument 43-101.  Drill core samples were sent to Chemex Labs in Vancouver, B.C. for assay.  A current list of drill holes, intersections and location map are available from the Company directly.  Significant results from drill holes R04-01 and 03 are as follows:

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/Easting	from (ft)	to (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R04-01 / 900 ft / -82[0]	244[0]	8+00N/12+10E	429.0	433.2	4.2	3.2	0.64	0.03	0.0090
including			429.0	431.0	2.0	1.5	1.24	0.01	0.0170
			561.0	577.2	16.2	12.3	0.23	0.05	0.003
including			574.9	577.2	2.3	1.7	0.61	0.00	0.0078
			633.5	637.1	3.6	2.7	0.57	0.29	0.0046
			809.5	813.8	4.3	3.3	0.54	2.24	0.0026
including			809.5	811.5	2.0	1.5	1.10	4.76	0.0034
R04-03 / 1610 ft / -70[0]	244[0]	6+00N/18+20E	919.0	927.0	8.0	6.1	1.49	0.14	0.0139
including			919.0	921.0	2.0	1.8	5.74	0.01	0.0509
			1122.0	1125.0	3.0	2.7	0.59	0.07	0.0130
			1410.3	1430.0	14.7	13.5	0.60	0.43	0.0066
including			1410.3	1414.2	3.9	3.5	1.80	0.70	0.0178

Drill hole R04-01 successfully intersected mineralized material in the down dip extension of the main mineralized zone, while R04-03 similarly confirms the down dip extension of multiple mineralized horizons.  The maximum depth of mineralization used to calculate reserves and resources outlined in previous drilling was 650 feet below the surface.  R04-01 successfully intersected down dip mineralization an additional 120 feet in depth below that discovered in previous drilling while R04-03 similarly intersected down dip mineralization an additional 460 feet below that previously outlined by drilling.

To ensure validity of results, Formation employs a regimented sampling procedure, including the submittal of different standard samples of known grade, blank samples and random duplicate samples to ensure results can be replicated.  Further results will be released when available.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green

C.E.O.

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future.  All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date.  It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements.  Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

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